Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115696

Pricing Supplement No. 4
Dated October 27, 2004
(To Prospectus dated June 9, 2004 and Prospectus Supplement
dated June 17, 2004, as supplemented by a Supplement dated September 29, 2004)

UNITED DOMINION REALTY TRUST, INC.
Medium-Term Notes Due Nine Months or More From Date of Issue

Fixed Rate Notes

The Notes are not Discount Notes.

Principal Amount: $100,000,000	Specified Currency: U.S. dollars
Issue Price: 99.653%	Stated Maturity Date: January 15, 2015
Settlement Date (Original Issue Date):	Authorized Denomination: A/S
November 1, 2004	Initial Redemption Percentage: See Below
Interest Payment Dates: July 15 and January 15,	Optional Repayment Date(s): See Below
commencing July 15, 2005	Interest Rate: 5.25%
Initial Redemption Date: See Below	Regular Record Date(s): A/S
Annual Redemption Percentage Reduction: See Below	Additional/Other Terms: See Below
Exchange Rate Agent: N/A	Net Proceeds to the Company: 99.028%
Default Rate: N/A
Day Count: 30/360
Agents: Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc. and Goldman, Sachs & Co.
Agent’s Commission: 0.625%

     “N/A” as used herein means “Not Applicable.” “A/S” as used herein means “As stated in the Prospectus Supplement dated June 17, 2004, as supplemented by a Supplement dated September 29, 2004.”

     United Dominion Realty Trust, Inc. may redeem all or part of the notes at any time at its option at a redemption price equal to the greater of (1) the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date or (2) the Make-Whole Amount for the notes being redeemed.

     “Make-Whole Amount” means, as determined by the Quotation Agent, the sum of the present values of the principal amount of the notes to be redeemed, together with the scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

     “Adjusted Treasury Rate” means, with respect to any redemption date, the sum of (x) either (1) the yield for the maturity corresponding to the Comparable Treasury Issue, under the heading that represents the average for the immediately preceding week, appearing in the most recent published statistical release designated “H.15 (519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” (provided, if no maturity is within three months before or after the remaining term of the notes being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, and (y) .20%.

     “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes being redeemed.

     “Comparable Treasury Price” means, with respect to any redemption date, (x) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations so obtained or (y) if fewer than five Reference Treasury Dealer Quotations are so obtained, the average of all such Reference Treasury Dealer Quotations so obtained.

     “Quotation Agent” means the Reference Treasury Dealer selected by the indenture trustee after consultation with United Dominion Realty Trust, Inc.

     “Reference Treasury Dealer” means any of J.P. Morgan Securities Inc., Goldman, Sachs & Co., their respective successors and assigns and three other nationally recognized investment banking firm selected by United Dominion Realty Trust, Inc. that is a primary U.S. Government securities dealer.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the indenture trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the indenture trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

WACHOVIA SECURITIES	JPMORGAN	GOLDMAN, SACHS & CO.